Exhibit 99.2

GREAT PANTHER MINING LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 1

TABLE OF CONTENTS

PROFILE	3
SIGNIFICANT EVENTS	4
MINING OPERATIONS	7
ADVANCED PROJECTS	12
RESULTS OF OPERATIONS	13
SUMMARY OF SELECTED QUARTERLY INFORMATION	18
OUTLOOK	19
LIQUIDITY AND CAPITAL RESOURCES	21
TRANSACTIONS WITH RELATED PARTIES	23
CRITICAL ACCOUNTING ESTIMATES	24
CHANGES IN ACCOUNTING POLICIES	24
NEW ACCOUNTING STANDARDS	24
FINANCIAL INSTRUMENTS	24
SECURITIES OUTSTANDING	25
NON-GAAP MEASURES	25
INTERNAL CONTROLS OVER FINANCIAL REPORTING	32
DISCLOSURE CONTROLS AND PROCEDURES	32
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	33

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the three-month period ended March 31, 2020 and the notes related thereto, which are prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as well as the annual audited consolidated financial statements for the year ended December 31, 2019, which are in accordance with IFRS, the related annual MD&A, and the annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at May 7, 2020, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”) unless otherwise noted. References may be made to the Brazilian real (“BRL”), Mexican peso (“MXN”), Australian dollar (“AUD”) and Canadian dollar (“CAD”).

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-GAAP measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results.

Some tables and summaries contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company has three wholly-owned mining operations including the Tucano Gold Mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia Mine (“Topia”) in the state of Durango and the Guanajuato Mine Complex (“the GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato Mine (“Guanajuato”), the San Ignacio Mine (“San Ignacio”), and the Cata processing plant, producing silver and gold concentrate. Topia produces concentrates containing silver, gold, lead and zinc.

On March 5, 2019, the Company acquired Beadell Resources Limited (“Beadell”) (the “Acquisition”), a gold mining company previously listed on the Australian Securities Exchange, which owned and operated Tucano. Tucano is part of an expansive set of exploration tenements, which are highly prospective and located in the under-explored ‘Birimian age’ greenstone terrane.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance, and the Company is establishing the conditions under which a restart of production can be implemented.

The Company also owns several exploration properties which include: El Horcón, Santa Rosa, and Plomo in Mexico, and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 3

SIGNIFICANT EVENTS

Management and Board Member Changes

On April 21, 2020, the Company announced changes to the Board of Directors and senior management team. Rob Henderson was appointed President and CEO effective April 21, 2020.  Mr. Henderson is a professional engineer and seasoned mining executive with 35 years of experience in operations, capital projects, and mining finance.  Most recently, Mr. Henderson was President and CEO of Amerigo Resources Ltd., a copper producer with assets in Chile.  He oversaw a successful $95.0 million debt financing to complete a major expansion project, safely increased production, lowered cash costs and extended the life of the operation to 2036. Prior to Amerigo, Mr. Henderson was SVP Technical Services with Kinross Gold Corporation. Board Chair and Interim President and CEO Jeffrey Mason stepped down from both roles and resigned from the Board of Directors; however, he will continue to provide consulting services to the Company to ensure a smooth transition of the executive duties to Mr. Henderson.

On April 21, 2020, the Company also appointed David Garofalo to the Board and as Board Chair.  Mr. Garofalo was most recently President and CEO of Goldcorp Inc. until its sale to Newmont Corporation, creating the world's largest gold mining company. In addition to Mr. Garofalo, the Company also appointed Joseph Gallucci and Alan Hair to the Board. Mr. Gallucci has significant experience in mining investment banking and capital markets. He is currently a Managing Director and Head of Mining, Investment Banking at Laurentian Bank Securities Inc. Mr. Hair is a corporate director, and the former Chief Executive Officer of Hudbay Minerals Inc. and has extensive experience in leading mining companies.

The Board announced that Mr. Robert Archer will remain on the Board until the upcoming 2020 annual general meeting of shareholders to be held on June 24, 2020 (the “AGM”) and will not stand for re-election at the AGM. Mr. Archer will continue to serve the Company in an advisory capacity.

COVID-19 Response and Considerations

The Company has been closely monitoring the effects of the spread of the coronavirus respiratory disease (“COVID-19”) with a focus on the jurisdictions in which the Company operates and its head office location in Canada.

The rapid worldwide spread of COVID-19 has resulted in governments implementing restrictive measures to curb the spread of COVID-19. During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and to assess and mitigate the risks to our business continuity.

The Company has implemented a COVID-19 response plan that includes a number of measures to safeguard against the spread of the virus at its offices and sites. These include requirements to report infection or contact with those infected, restrictions on international travel and any non-essential domestic travel, alternative work arrangements, hygiene precautions and physical distancing practices among others.

Great Panther is also maintaining regular communications with its suppliers, customers and business partners to monitor any potential risks to its ongoing operations. Mining and processing operations at Tucano continue uninterrupted at this time. The Company has been in dialogue with the relevant government authorities, including communication regarding the enhanced safety protocols that have been implemented to mitigate the risk of COVID-19 cases at Tucano and surrounding communities. The Company has prepared contingency plans in the event that there is a full or partial shutdown and is prepared to act quickly to implement them. As of the date of this MD&A, the Company is aware that the State of Amapa in Brazil where Tucano is located is reporting increased rates of COVID-19 infection and the Company is aware of two employees who have tested positive for the COVID-19 virus. In a cautionary effort to both protect its employees and ensure continued operations, the Company implemented stronger segregation measures to protect plant and mine employees in a manner that will permit operations while ensuring safety. In the event authorities seek to restrict operations to mitigate the spread of COVID-19, the Company will endeavour to do so in a manner to satisfy authorities without a complete shutdown of operating activities. This may involve the curtailment of only mining operations and while continuing to process ore stockpile for which the Company has a reserve of three months. If authorities take measures to restrict activities, there is no guarantee that the Company can avoid a full shutdown of operations.

On April 2, 2020, the Company commenced an orderly suspension of mining and processing activities at the GMC and Topia in compliance with the directive of the Mexican Federal Government announced on March 31, 2020 to mitigate the spread of COVID-19. The first directive required suspension of activities until April 30, 2020 and was subsequently extended to May 30, 2020. The directive provides for a potential restart following May 18, 2020 for operations located in municipalities exhibiting low, or no, cases of COVID-19.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 4

The Company will continue to comply with the directive at both the GMC and Topia, with only essential personnel continuing to work during the suspension period. Essential personnel are following strict health and safety protocols while ensuring environmental monitoring and security of these operations. Some administrative and technical staff will continue to work from home.

Although there have not been any significant impacts to the Company’s operations at Tucano to date, the Company cannot provide assurance that there will not be disruptions to these operations in the future. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of supplies and the provision of services from third parties upon which the Company relies, (iv) restrictions that governments impose to address the COVID-19 outbreak, (v) disruptions in transportation services that could impact the Company’s ability to deliver gold doré to refineries, and (vi) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others. An escalation of government restrictions in response to COVID-19 Brazil could result in shutdowns or curtailment of operations with consequential impact to the Company’s cash flows, working capital and the ability of the Company to make scheduled debt repayments.

Tucano Gold Mine

Mineral Resource and Mineral Reserve Update

On March 9, 2020. the Company announced its inaugural Mineral Resource and Mineral Reserve Estimate (the “MRMR”) for Tucano. The MRMR has an effective date of September 30, 2019 and uses a more rigorous approach to mineral resource and reserve estimation compared with the June 30, 2017 estimate of the previous operator. The MRMR reflects operational experience since acquiring the mine in 2019 and a better understanding of the mine’s geology and is therefore expected to improve mine forecasting reliability. Internationally recognized mining consultants Roscoe Postle & Associates acted as independent technical qualified persons for the MRMR.

At Tucano, after adjustments for mining depletion since June 30, 2017, Mineral Reserves are now estimated to be approximately 646,000 gold ounces, a decline of approximately 489,000 gold ounces relative to the June 30, 2017 estimate. Mineral Resources (excluding Mineral Reserves) declined by approximately 500,000 gold ounces. Refer to the Company’s press release dated March 9, 2020, for more details of the update.

2020 Exploration Program and Opportunities for Mineral Resource Increases and Mine Life Extension at Tucano

In February 2020, Great Panther announced plans for a $6.6 million (55,000 metre) 2020 exploration drill program for Tucano, comprised of both "near-mine" and "regional" targets. In connection with the announcement of the MRMR, the Company announced a refinement of the near-mine program and other opportunities to increase the mine life. A decision on whether to proceed with a Feasibility Study for an underground mine is anticipated in the fourth quarter of 2020, following an underground targeted drill program.

Guanajuato Mine Complex

Refer to the Company’s press release dated January 28, 2020 for details of the 2020 GMC exploration program.

On March 9, 2020, the Company released an updated NI 43-101 Mineral Resource estimate for the GMC, with effective dates of October 31, 2019 and July 31, 2019 for Guanajuato and San Ignacio, respectively. At the GMC, estimated Measured and Indicated (“M&I”) Mineral Resources for Guanajuato were approximately 3.7 million silver equivalent ounces (“Ag eq oz”), up by approximately 1.5 million Ag eq oz from the prior estimate dated August 31, 2017, reflecting the success of the 2019 exploration program. The Company believes that an increase in resources, together with ongoing drilling in 2020, is expected to be the basis for a re-start of operations later this year.

M&I Mineral Resources for San Ignacio were approximately 5.0 million Ag eq oz, a decline of roughly 6.4 million Ag eq oz from the prior estimate effective August 31, 2017. The reduction is due primarily to mining depletion of 3.8 million Ag eq oz, the use of narrower wireframes, and an increase in the Net Smelter Return (“NSR”) cut-off from a marginal ~US$71/tonne to a full cost ~US$100/tonne. The new Mineral Resource Estimates for Guanajuato and San Ignacio feature higher silver equivalent grades as a result of the application of higher NSR cut off values. Refer to the Company’s press release dated March 9, 2020 for more details of the update.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 5

Topia Mine

Phase II Tailings Storage Facility

As previously disclosed on March 9, 2020, during the first quarter the Company announced it had ceased depositing tailings on its Topia Phase II tailings storage facility ("TSF") following the recommendation from the Company's independent tailings management and geotechnical consultants.  As noted in the Company's news release dated March 30, 2020, processing operations at Topia were scheduled to cease after April 2020, pending achievement of satisfactory mitigation measures for the Phase II TSF or completion of the permitting for the Phase III TSF. Phase III is above and adjacent to an existing TSF that has been closed for many years and will require remediation.  The Phase III permit is expected to provide several years of capacity for tailings from Topia.

During the current suspension of non-essential activities due to the COVID-19 outbreak, the Company is maintaining discussions with geotechnical and tailings management consultants regarding ongoing observations and assessments, while continuing to monitor conditions at the Phase II TSF.

2020 Exploration Program

The 2020 exploration drill program comprises 2,500 metres with a focus on building mineral resources along the San Juan, Madre, Hipolito, La Prieta, Cantarranas, La Dura, Union de Pueblo, Higuera, and Oliva veins. The 2019 drilling (5,344 metres in 25 holes) initially tested Hipolito, Cantarranas, Madre, Las Brisas, San Juan, and Oliva veins with success.

Coricancha

Coricancha has been on care and maintenance as the Company evaluates conditions for a restart of the mine. The evaluation has included a Preliminary Economic Assessment (“PEA”) completed in 2018 and a bulk sample program (“BSP”) completed in June 2019. In the fourth quarter of 2019, the Company initiated a limited mining and processing campaign of approximately 25,000 tonnes. These activities were temporarily suspended following the Peruvian government-mandated restrictions associated with the National State of Emergency announced on March 16, 2020 in response to the coronavirus respiratory disease, COVID-19, which was recently further extended until May 10, 2020. Once the restrictions are lifted, the Company plans to resume the processing campaign and continue with its evaluation activities.

The Company continues to evaluate the timeline and conditions for a potential re-start of Coricancha. If the conditions for restart are not satisfied, the Company may examine options for closure. Coricancha is not material to the Company’s operations and there is no assurance as to the timeframe (if any) for restart of Coricancha.

Gold Doré Prepayment Facility

On February 4, 2020, the Company completed a $11.25 million gold doré prepayment agreement (the "Agreement") with Samsung C&T U.K. Ltd. ("Samsung"), a wholly-owned subsidiary of Samsung C&T Corporation, headquartered in Seoul, South Korea and a part of the Samsung Group.

In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a 2-year period commencing January 2020 from Tucano, Samsung has advanced a $11.25 million prepayment (the "Advance") to Great Panther. Gold deliveries are sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance will be repaid in equal instalments of $0.8 million per month commencing December 2020 until January 2022, such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther's Brazilian subsidiary that owns Tucano. Great Panther has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. The Agreement also provides Samsung with a right of offer for concentrates produced from Coricancha in certain circumstances. Samsung has the option to offset proceeds from gold doré purchases with amounts owing under the Advance in certain limited circumstances.

Gold put option arrangements

On February 4, 2020, to manage the Company’s exposure to fluctuations in the gold price, the Company established a limited gold floor price through the purchase of financial put options. As at March 31, 2020 the Company has purchased put options for gold totaling 36,000 ounces that mature from April 2020 to June 2020. The options ensure a minimum sale price of $1,500 per gold ounce for the majority of the estimated Tucano production, without limiting any upside from rising gold prices.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 6

MINING OPERATIONS

Consolidated operations

	Q1 2020	Q1 2019	Change	% Change	Q4 2019	Change	% Change
Total material mined – Tucano (tonnes)[1]	7,115,135	1,568,682	5,546,453	N/A1	5,857,185	1,257,950	21%
Ore mined – Tucano (tonnes)[1]	392,483	103,860	288,623	N/A1	717,901	(325,418)	-45%
Ore mined – Mexico (tonnes)	67,846	66,898	948	1%	64,843	3,003	5%
Tonnes milled – Tucano[1]	811,197	194,167	617,030	N/A1	860,634	(49,437)	-6%
Tonnes milled – Mexico (excluding custom milling)	68,965	69,654	(689)	-1%	67,564	1,401	2%
Tonnes milled – Consolidated operations (excluding custom milling)[1]	880,162	263,821	616,341	N/A1	928,198	(48,036)	-5%
Consolidated Production
Gold (ounces)[1]	28,940	8,293	20,647	249%1	37,089	(8,149)	-22%
Silver (ounces)	374,917	338,431	36,486	11%	423,231	(48,314)	-11%
Lead (tonnes)	401	481	(80)	-17%	487	(86)	-18%
Zinc (tonnes)	632	662	(30)	-5%	650	(18)	-3%
Gold equivalent ounces (“Au eq oz”) produced[2]	34,725	14,860	19,865	134%	44,697	(9,972)	-22%
Consolidated Sales
Gold ounces sold	26,807	8,189	18,618	227%	38,992	(12,185)	-31%
Au eq oz sold[2]	32,225	14,244	17,981	126%	45,625	(13,400)	-29%
Cost metrics
Cash cost per gold ounce sold[3]	$1,045	$868	$177	20%	$1,268	$(223)	-18%
AISC per gold ounce sold, excluding corporate G&A expenditures[3]	$1,749	$1,506	$243	16%	$1,615	$134	8%
AISC per gold ounce sold[3]	$1,886	$1,816	$70	4%	$1,703	$183	11%

The comparative consolidated operating results, cash cost and AISC for the first quarter of 2019 reflect Tucano operations from the date of the Acquisition on March 5, 2019, and a comparison to those of current periods on an overall basis is not meaningful. Refer to the discussion of operating and cost metrics for the individual mines in the following sections.

[1]	The comparative data presented for Q1 2019 is for the period from March 5, 2019 to March 31, 2019, the period for which the Company owned Tucano following the Acquisition.

[2]	Gold equivalent ounces are referred to throughout this document. For 2020, Au eq oz were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0. 0006412 and 1:0. 0007554 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Au eq oz for 2019 were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.

[3]	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items, adjusted EBITDA, adjusted net loss, adjusted net loss per share and adjusted net working capital throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 7

Tucano Gold Mine

	Q1 2020	Q1 2019[1]	Change	% Change	Q4 2019	Change	% Change
Mining and Processing
Ore mined (tonnes)[1]	392,483	103,860	288,623	N/A1	717,901	(325,418)	-45%
Ore mined grade (g/t)	1.62	1.37	0.25	18%	1.36	0.26	19%
Marginal ore mined (tonnes)[1]	458	13,160	(12,702)	N/A1	2,555	(2,097)	-82%
Total waste mined (tonnes)[1]	6,722,653	1,464,822	5,257,831	N/A1	5,139,284	1,583,369	31%
Total material mined (tonnes)[1]	7,115,135	1,568,682	5,546,453	N/A1	5,857,185	1,257,950	21%
Strip ratio	17.2	16.2	1.0	6%	7.2	10.0	139%
Tonnes milled[1]	811,197	194,167	617,030	N/A1	860,634	(49,437)	-6%
Plant head grade (g/t)	1.09	0.95	0.14	15%	1.33	(0.24)	-18%
Plant gold recovery (%)	91.7%	87.1%	4.6%	5%	92.8%	-1.1%	-1%
Production
Gold ounces[1]	26,176	5,164	21,012	N/A1	34,181	(8,005)	-23%
Sales
Gold ounces[1]	24,163	5,314	18,849	N/A1	36,213	(12,050)	-33%
Cost metrics
Cost per tonne milled[2]	$31	$23	$8	35%	$56	$(25)	-45%
Cash cost per gold ounce sold[2]	$1,032	$825	$207	25%	$1,340	$(308)	-23%
AISC per gold ounce sold[2]	$1,752	$1,522	$230	15%	$1,681	$71	4%

During the first quarter of 2020, Tucano produced 26,176 ounces of gold, compared to 5,164 ounces produced in the first quarter of 2019 from the March 5, 2019 date of the Acquisition. The Company expects production at Tucano for 2020 to be in the range of 120,000 to 130,000 gold ounces. During the first quarter of 2020 the focus at Tucano was pre-stripping activities in all producing pits (e.g. Urucum Central North, AB3 and starting of the pushback in Urucum North).

Cash cost per gold ounce sold for Tucano was $1,032 for the first quarter of 2020 compared with $1,340 for the fourth quarter of 2019, and slightly higher than the top end range of 2020 guidance of $900 - $1,000 per tonne. The decrease of $308 per ounce compared with the fourth quarter of 2019 was mainly due to higher quantities of ore coming from stockpiles in 2020 and a more favourable foreign exchange rate.

For the first quarter of 2020, Tucano AISC per gold ounce sold was $1,752 compared with $1,522 for the first quarter of 2019.  The first quarter of 2020 AISC exceeds the 2020 guidance of between $1,150 - $1,250 per gold ounce sold primarily due to the high volume of stripping in all operating pits as previously discussed. Tucano moved 36% higher waste tonnage during the quarter, advancing some of the waste movement scheduled for upcoming quarters which is expected to benefit ore production for the remainder of 2020 and 2021.

[1]	The comparative data presented for Q1 2019 is for the period from March 5, 2019 to March 31, 2019, the period for which the Company owned Tucano following the Acquisition.

[2]	Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 8

Exploration

Metres of exploration drilling	Q1 2020	Q1 2019
Total metres of exploration drilling	2,310	-

During the first quarter of 2020, Tucano drilled 2,310 metres of the 55,000 metres planned for 2020. The drilling programme for 2020 is focussed on the addition of new mineralized zones with the objective of extending the mine life.

Guanajuato Mine Complex

Although the Company’s primary metal produced by value is now gold as a result of the Acquisition, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at the GMC, as silver continues to represent a significant portion of its production.

	Q1 2020	Q1 2019	Change	% Change	Q4 2019	Change	% Change
Tonnes mined	48,526	47,564	962	2%	47,460	1,066	2%
Tonnes milled	49,607	49,422	185	0%	48,710	897	2%
Production
Silver (ounces)	169,734	134,852	34,882	26%	180,454	(10,720)	-6%
Gold (ounces)	2,482	2,749	(267)	-10%	2,640	(158)	-6%
Silver equivalent ounces (“Ag eq oz”) [1]	393,126	354,756	38,370	11%	391,637	1,489	0%
Sales
Payable silver ounces	164,974	130,829	34,145	26%	169,162	(4,188)	-2%
Gold ounces sold	2,421	2,589	(168)	-6%	2,544	(123)	-5%
Ag eq oz sold[1]	382,898	337,889	45,009	13%	372,681	10,217	3%
Average ore grades
Silver (g/t)	125	102	23	23%	136	(11)	-8%
Gold (g/t)	1.85	2.07	(0.22)	-11%	2.00	(0.15)	-8%
Metal recoveries
Silver	85.4%	83.3%	2.1%	3%	84.4%	1.0%	1%
Gold	84.1%	83.7%	0.4%	0%	84.1%	0.0%	0%
Cost metrics
Cost per tonne milled[2]	$92	$96	$(4)	-4%	$93	$(1)	-1%
Cash cost per payable silver ounce[2]	$7.84	$12.83	$(4.99)	-39%	$6.75	$1.09	16%
AISC per payable silver ounce[2]	$14.21	$19.93	$(5.72)	-29%	$10.72	$3.49	33%

Metal production for the first quarter of 2020 increased by 11% compared with the same period last year, mainly due to higher average silver grades and recoveries offset partially by lower average gold grades.

Cost per tonne milled for the first quarter of 2020 decreased by $4 per tonne milled compared with the same period last year primarily as a result of the weakening of the MXN to the USD ($4 per tonne effect).

Cash cost per payable silver ounce decreased by $4.99 per payable silver ounce primarily due to higher gold by-product credits ($3.19 per oz effect), higher payable silver ounces ($2.66 per oz effect) and the weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $1.07 per oz. These factors were partially offset by higher MXN production costs ($0.74 per oz effect), and higher smelting and refining charges ($1.19 per oz effect).

[1]	Silver equivalent ounces are referred to throughout this document. For 2020, Ag eq oz are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Ag eq oz for 2019 are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.
[2]	Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 9

All-in sustaining cost per payable silver ounce decreased by $5.72 per payable silver ounce primarily due to the decrease in cash cost ($4.99 per oz effect) as described above, and a higher number of payable silver ounces which decreased the sustaining capital and sustaining exploration, evaluation and development (“EE&D”) elements of AISC on a per ounce basis ($1.47 per oz effect). These factors were partially offset by the higher Guanajuato care and maintenance costs ($0.49 per oz effect), and higher sustaining EE&D expenses ($0.25 per oz effect).

Exploration

Metres of exploration drilling	Q1 2020	Q1 2019
Guanajuato Mine	1,889	-
San Ignacio Mine	399	1,008
Total metres of exploration drilling	2,288	1,008

For the quarter ended March 31, 2020, the number of metres of exploration drilling increased compared with the same period in 2019 mainly due to the focused exploration program for Guanajuato that commenced in the second quarter of 2019 intending to outline economic stopes to bring the GMC back into production in 2020. Refer to the Company’s press release dated January 28, 2020 for details of the findings.

Development and drilling costs for the GMC are expensed.

Permitting

There have been no changes to the status of the GMC permitting matters since those disclosed in the Company’s MD&A and notes to the consolidated financial statements as at and for the year ending December 31, 2019.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 10

Topia Mine

Although the Company’s primary metal produced by value is now gold as a result of the Acquisition, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent the primary metal produced by value.

	Q1 2020	Q1 2019	Change	% Change	Q4 2019	Change	% Change
Tonnes mined	19,320	19,334	(14)	0%	17,383	1,937	11%
Tonnes milled	19,359	20,232	(873)	-4%	18,854	505	3%
Custom milling	–	–	–	0%	472	(472)	-100%
Total tonnes milled	19,359	20,232	(873)	-4%	19,326	33	0%
Production
Silver (ounces)	205,184	203,579	1,605	1%	242,776	(37,592)	-15%
Gold (ounces)	282	380	(98)	-26%	267	15	6%
Lead (tonnes)	401	481	(80)	-17%	487	(86)	-18%
Zinc (tonnes)	632	662	(30)	-5%	650	(18)	-3%
Silver equivalent ounces [1]	376,303	420,926	(44,623)	-11%	449,621	(73,318)	-16%
Sales
Payable silver ounces	191,747	172,247	19,500	11%	212,882	(21,135)	-10%
Gold ounces sold	223	286	(63)	-22%	235	(12)	-5%
Ag eq oz sold[1]	338,649	344,209	(5,560)	-2%	375,001	(36,352)	-10%
Average ore grades
Silver (g/t)	357	336	21	6%	424	(67)	-16%
Gold (g/t)	0.82	1.09	(0.27)	-25%	0.81	0.01	1%
Lead (%)	2.22	2.58	(0.36)	-14%	2.74	(0.52)	-19%
Zinc (%)	3.45	3.58	(0.13)	-4%	3.64	(0.19)	-5%
Metal recoveries
Silver	92.3%	93.3%	-1.0%	-1%	94.4%	-2.1%	-2%
Gold	55.2%	53.4%	1.8%	3%	54.2%	1.0%	2%
Lead	93.5%	92.3%	1.2%	1%	94.3%	-0.8%	-1%
Zinc	94.7%	94.6%	0.1%	0%	94.7%	0.0%	0%
Cost metrics
Cost per tonne milled[2]	$192	$206	$(14)	-7%	$201	$(9)	-4%
Cash cost per payable silver ounce[2]	$15.57	$10.50	$5.07	48%	$11.31	$4.26	38%
AISC per payable silver ounce[2]	$17.73	$13.94	$3.79	27%	$13.71	$4.02	29%

Metal production for the first quarter of 2020 decreased by 11% compared with the same period in the prior year in part due to lower throughput and also lower average gold, lead and zinc grades. These factors were partially offset by the improvement in average silver grade and gold recoveries.

Cost per tonne milled for the first quarter of 2020 decreased by $14 per tonne milled compared with the first quarter of 2019 primarily due to lower MXN production costs ($15 per tonne effect) and the weakening of the MXN to the USD exchange rate ($8 per tonne effect). These factors were partially offset by lower mill throughput ($9 per tonne effect).

Cash cost per payable silver ounce increased by $5.07 per payable silver ounce primarily due to lower by-product credits ($4.17 per oz effect), higher smelting and refining charges ($1.89 per oz effect), and higher MXN production costs ($1.02 per oz effect). These factors were partially offset by higher payable silver ounces ($1.07 per oz effect), the weakening of the MXN to the USD ($0.76 per oz effect), and the ore processing revenue that contributed in the reduction in cash cost per payable silver ounce by $0.18 per oz.

[1]	Silver equivalent ounces are referred to throughout this document. For 2020, Ag eq oz are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Ag eq oz for 2019 are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.
[2]	Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 11

All-in sustaining cost per payable silver ounce increased by $3.79 per payable silver ounce primarily due to the increase in cash cost ($5.07 per oz effect) as described above. These factors were partially offset by lower capital expenditures ($0.88 per oz effect), higher payable silver ounces ($0.35 per oz effect), and lower sustaining EE&D expenses ($0.05 per oz effect).

Exploration

Metres of exploration drilling	Q1 2020	Q1 2019
Total metres of exploration drilling	314	642

The decrease in metres of exploration drilling in the first quarter of 2020 compared with the same period in 2019 was mainly due to maintenance work on one of the drill rigs. The main purpose of this exploration program is to increase definition of existing mineral resources. The program is being conducted with three underground drill rigs performing infill drilling.

Permitting

There have been no changes to the status of the Topia permitting matters since those disclosed in the Company’s MD&A and notes to the consolidated financial statements as at and for the year ended December 31, 2019. Refer to the Significant Events section of this MD&A for further information on the Phase III TSF permitting.

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a PEA that outlined the potential for three million Ag eq oz of annual production. In June 2019, it completed the BSP which successfully confirmed the key operating assumptions for Coricancha contained in the PEA. The Company also identified the potential to increase the life of mine by developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. Under the BSP, a total of 5,089 tonnes of mineralized material was mined from the Constancia and Escondida veins and processed through the plant. The program produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead, and 99,889 pounds of zinc through the production of zinc and lead concentrates. In the third quarter of 2019, the Company sold the majority of the metal concentrate produced from the BSP.

The Company may initiate a restart of Coricancha without first establishing reserves due to (i) the existing processing plant facility, (ii) the low initial capital costs to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base.

In the fourth quarter of 2019, the Company undertook a limited mining and processing campaign of approximately 25,000 tonnes. Refer to the Significant Events section of this MD&A for further information on this processing campaign and the current status of Coricancha.

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with the previous owner for the reimbursement of costs to execute reclamation activities up to an agreed maximum. The Company continues to seek approval of a modification to a remediation plan from MEM following the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

Concurrently, the Company has successfully undertaken various legal measures to protect itself from any pending or new fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the proposed plan. The Company believes this matter can be resolved favourably but cannot provide any assurance. Although the Company has all the necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for the project.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 12

RESULTS OF OPERATIONS

Three months ended March 31, 2020

	Q1 2020				Q1 2019%
	Tucano	GMC	Topia	Total	Tucano[1]	GMC	Topia	Total	Change
Sales quantities
Gold (ounces)	24,163	2,421	223	26,807	5,314	2,589	286	8,189	227%
Silver (ounces)	4,059	164,974	191,747	360,780	–	130,829	172,247	303,076	19%
Lead (tonnes)	–	–	385	385	–	–	393	393	-2%
Zinc (tonnes)	–	–	520	520	–	–	521	521	0%
Au eq oz sold	24,208	4,254	3,763	32,225	5,314	4,224	4,706	14,244	126%
Revenue (000’s)
Gold revenue	$37,996	$3,906	$362	$42,264	$6,880	$3,380	$338	$10,598	299%
Silver revenue	56	2,596	2,871	5,523	–	2,018	2,465	4,483	23%
Lead revenue	–	–	668	668	–	–	785	785	-15%
Zinc revenue	–	–	844	844	–	–	1,548	1,548	-45%
Ore processing revenue	–	–	34	34	–	–	–	–	100%
Smelting and refining charges	(18)	(437)	(828)	(1,283)	(14)	(241)	(465)	(720)	-78%
Total revenue	$38,034	$6,065	$3,951	$48,050	$6,866	$5,157	$4,671	$16,694	188%
Average realized metal prices and FX rates
Gold (per ounce)				$1,577				$1,294	22%
Silver (per ounce)				$15.31				$14.79	4%
Lead (per pound)				$0.79				$0.91	-13%
Zinc (per pound)				$0.74				$1.35	-45%
USD/CAD				1.340				1.330	1%
USD/BRL				4.458				3.766	18%
USD/MXN				19.934				19.208	4%

[1]	The comparative data presented for Q1 2019 is for the period from March 5, 2019 to March 31, 2019, the period for which the Company owned Tucano following the Acquisition.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 13

(000’s)	Q1 2020	Q1 2019	Change	% Change	Q4 2019	Change	% Change
Revenue	$48,050	$16,694	$31,356	188%	$65,679	$(17,629)	-27%
Production costs	33,802	13,203	20,599	156%	57,232	(23,430)	-41%
Mine operating earnings before non-cash items[1]	14,248	3,491	10,757	308%	8,447	5,801	69%
Amortization and depletion	8,231	1,905	6,326	332%	13,373	(5,142)	-38%
Share-based compensation	47	69	(22)	-32%	120	(73)	-61%
Mine operating earnings (loss)	5,970	1,517	4,453	294%	(5,046)	11,016	-218%
Mine operating earnings before non-cash items (% of revenue)	30%	21%			13%
Mine operating earnings (% of revenue)	12%	9%			-8%
G&A expenses	3,594	2,505	1,089	43%	8,983	(5,389)	-60%
EE&D expenses	3,495	2,759	736	27%	13,878	(10,383)	-75%
Impairment of goodwill	–	38,682	(38,682)	-100%	–	Nil	nil%
Business acquisition costs	–	2,620	(2,620)	-100%	60	(60)	-100%
Care and maintenance costs	229	148	81	55%	197	32	16%
Finance and other expense	39,148	2,587	36,561	1,413%	51	39,097	nm
Tax expense (recovery)	(32)	242	(274)	-113%	(147)	115	-78%
Net loss	$(40,464)	$(48,026)	$7,562	16%	$(28,068)	$(12,396)	-44%
Adjusted net loss [1]	$(7,548)	$(4,974)	$(2,574)	-52%	$(32,403)	$24,855	77%
Adjusted EBITDA[1]	$6,380	$(1,698)	$8,078	N/A	$(5,338)	$11,718	N/A

Net loss

For the first quarter of 2020, the Company recorded a net loss of $40.5 million compared with a net loss of $48.0 million for the first quarter of 2019 and a net loss of $28.1 million for the fourth quarter of 2019. The components of net loss are analyzed below by income statement caption.

Mine Operating Earnings

Mine operating earnings before non-cash items for the first quarter of 2020 was $14.2 million compared with $3.5 million for the first quarter of 2019 and 8.4 million for the fourth quarter of 2019. The components of mine operating earnings before non-cash items being revenue and production costs are analyzed below.

Mine operating earnings for the first quarter of 2020, including non-cash items, was $6.0 million compared with $1.5 million for the first quarter of 2019 and a loss of $5.0 million for the fourth quarter of 2019.

Revenue

Revenue generated in the first quarter of 2020 was $48.1 million compared with $16.7 million for the first quarter of 2019 and $65.7 million for the fourth quarter of 2019. The increase in revenue of $31.4 million over the same period last year is mainly attributed to the date of the Acquisition in March 2019, and higher gold prices; further details of the increase in revenue are provided in the table below. The components of the decrease in revenue of $17.6 million from the trailing quarter are also provided in the following table.

[1]	The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, adjusted net loss and adjusted EBITDA, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 14

$ millions	Q1 2019 to Q1 2020	Q4 2019 to Q1 2020
Prior period total revenue	$16.7	$65.7
Increase (decrease) related to:
Gold sales volume	24.1	(19.2)
Gold prices	7.6	3.6
Silver sales volume	0.9	(0.4)
Silver prices	0.2	(0.9)
Other product prices	(0.8)	(0.4)
Smelting and refining charges	(0.6)	(0.3)
Other	0.1	0.1
	31.4	(17.6)
Total revenue Q1 2020	$48.1	$48.1

Production Costs

Production costs for the first quarter of 2020 increased by $20.6 million compared with the first quarter of 2019. The increase was due to the addition of Tucano to the Company’s assets ($20.6 million effect, which is comprised of $10.0 million in mining costs, and $10.6 million in processing costs), and higher sales volume from the Mexican operations ($0.6 million effect). These factors were partially offset by lower MXN production costs at the GMC due to cost reduction efforts initiated last year ($0.2 million effect), and the weakening of the MXN to the USD, which had the impact of reducing production costs in USD terms ($0.4 million effect).

Compared with the fourth quarter of 2019, production costs decreased by $23.4 million primarily due to lower production and sales volume ($16.4 million effect), lower BRL production costs at Tucano ($2.4 million effect), and the weakening of the BRL and MXN to the USD which had the impact of reducing production costs in USD terms by $5.0 million and $0.3 million, respectively. These were partially offset by higher MXN production costs at the GMC and Topia ($0.7 million effect).

Amortization and depletion

Amortization and depletion for the first quarter of 2020 increased compared with the first quarter of 2019, primarily due to the addition of Tucano amortization and depletion of $6.3 million. Amortization for the fourth quarter of 2019 was $13.4 million. The decrease in amortization and depletion for the first quarter of 2020 compared with the fourth quarter of 2019 relates to lower sales of gold for the quarter.

General and administrative expenses

G&A expenses for the first quarter of 2020 increased $1.1 million, or 43%, compared with the same period in 2019, primarily related to the addition of Tucano in March 2019. Approximately $0.6 million of the increase over 2019 relates to severance payments to former employees of its previous parent company which were primarily paid over the year following the Acquisition. In addition, insurance premiums increased by approximately $0.6 million and the first quarter of 2020 also reflected executive search fees for the recruitment of a new President and CEO. These increases were partially offset by a decrease in share-based compensation included in G&A of $0.4 million.

Compared with the fourth quarter of 2019, G&A expenses decreased $5.4 million, or 60%, as the comparative period included $5.6 million for Brazil legal claims accruals and a $0.6 million non-recurring severance charge in respect of a management change. These were partially offset by a $0.4 million increase in insurance premiums and severance payments of $0.4 million to former employees of Tucano’s previous parent company.

Exploration, evaluation and development expenses

EE&D expenses for the first quarter of 2020 increased $0.7 million, or 27%, compared with the same period in 2019, mainly due to a $0.4 million increase in the Guanajuato focused exploration program, a $0.3 million increase in Tucano expenditures, and a $0.2 million increase in Coricancha expenditures. These factors were partially offset by a $0.1 million decrease in Topia development, and a $0.1 million decrease in San Ignacio exploration drilling.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 15

EE&D expenses decreased $10.4 million or 75% compared with the fourth quarter of 2019, as the comparative period reflected a $9.7 million change in Mexico reclamation estimates recorded in EE&D, a $0.9 million decrease in Coricancha expenditures. These factors were partly offset by a $0.1 million increase in Tucano EE&D expenses.

Impairment of goodwill

In the first quarter of 2019, the Company recorded an impairment of goodwill of $38.7 million related to Tucano. For accounting purposes, the Company re-evaluated its initial assessment of the purchase price allocation of Tucano following receipt of the MRMR. The Company’s updated assessment of the carrying value of Tucano assigned a value of $85.4 million to the Tucano depreciable mineral properties, plant and equipment on the Acquisition and $43.2 million to non-depreciable mineral properties reflecting the underground reserves and resources, open pit resources, and near mine and regional exploration potential. The assessment resulted in a reduction of the carrying value of Tucano’s mineral properties, plant and equipment from $167.3 million to $132.1 million and recognition of a $3.5 million deferred income tax liability. Goodwill of $38.7 million, being the difference between the fair value of net identifiable assets acquired and the original share exchange value plus assumed debt, was impaired at March 31, 2019.

Business acquisition costs

Business acquisition costs for the first quarter of 2019 of $2.6 million related to the Acquisition.

Finance and other income (expense)

Finance and other income (expense) primarily reflects interest income or expense, gain or loss on derivative instruments, and foreign exchange gains and losses. Finance and other income (expense) for the first quarter of 2020 was a loss of $39.1 million compared with a loss of $2.6 million for the first quarter of 2019. During the quarter ended March 31, 2020 the BRL experienced significant weakening against the USD and other currencies resulting in foreign exchange and derivative instrument losses of $36.8 million for the period compared with $1.7 million in losses for the first quarter of 2019. Included in the derivative contract and foreign exchange losses for the first quarter of 2020 were $23.9 million and $2.4 million of unrealized losses and realized losses, respectively, on the BRL/USD forward foreign exchange contracts, $9.5 million of unrealized foreign exchange losses and $0.3 million of unrealized gains on the gold put options. The unrealized losses on the forward foreign exchange contracts arises from a mark-to-market adjustment at the prevailing exchange rate at March 31, 2020 (5.19 BRL/USD). The foreign exchange losses related primarily to the translation of foreign currency denominated borrowings and net working capital into the BRL functional currency of our operations in Brazil.

As at March 31, 2020, non-deliverable forward foreign exchange contracts for BRL against USD totalling BRL 469.1 million (December 31, 2019 – BRL 418.2 million) at various pre-determined rates ranging from BRL 4.11/USD to BRL 4.45/USD, at various maturity dates until February 2021, were outstanding. The fair value of these outstanding non-deliverable forward foreign exchange contracts resulted in a liability of $20.5 million at March 31, 2020 (December 31, 2019 – asset of $3.5 million). A non-deliverable forward foreign exchange contract does not require physical delivery of the designated currencies at maturity. The objective of the Company’s BRL/USD hedging strategy was to lock-in the exchange rate for a projected $120 million in BRL denominated operating and capital expenditures to February 2021 through forward exchange contracts at various pre-determined rates to reduce exposure to any appreciation in the BRL which was at or near record lows relative to the USD at the time and gain better certainty with regard to the Company’s projected operating cash-flows for Tucano.

A weakening in the BRL such that spot rates were above the contract rates would result in a realized loss to the Company to close out the foreign exchange contracts or the recognition of an unrealized, mark-to-market loss on contracts that were still subject to settlement. This result would effectively offset the benefit to the Company of any decline in Tucano USD operating costs resulting from a weakened BRL in the amount of the notional value of the contracts. These contracts represent approximately 85% of the Company’s projected BRL expenditures for Tucano from April 2020 to February 2021 and, accordingly, approximately 15% of the Company’s BRL expenditures remain unhedged and the Company will realize a net benefit from a weaker BRL to the extent these unhedged expenditures are incurred.

To the extent that the March 31, 2020 BRL/USD spot market exchange rate was greater than the contract exchange rates, the Company recorded a liability as of March 31, 2020. This liability represents the payment that Great Panther will have to pay out under these agreements through to February 2021 assuming a constant March 31 BRL/USD spot market exchange rate and is discounted to reflect the time-value-of-money.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 16

To the extent that the BRL strengthens against the USD during this period, the payouts required under these forward contracts will be reduced, but any reduction will be offset by increases in the hedged portion of operating costs in USD. To the extent that the BRL declines against the USD during this period, the payouts required under these forward contracts will be increased, but any increase will be offset by reductions in the hedged portion of Tucano operating costs in USD.

The forward contracts are settled on each maturity date irrespective of the existence of BRL operating expenses and, accordingly, in the event that operations at Tucano are curtailed or shutdown during the period to February 2021, the counterparties to the contract will be entitled to receive or will have an obligation to pay the settlement amount. With respect to the unhedged portion of the Company’s BRL requirements for Tucano, these costs are fully exposed to fluctuations in the BRL/USD exchange rate, with a weakening in the BRL decreasing USD operating costs and strengthening in the BRL increasing USD operating costs.

There were also other expenses in this category primarily consisting of interest expenses related to borrowings and past-due payables of $0.8 million, a $0.7 million write-off of Tucano’s Imposto de Circulação de Mercadorias e Serviços (“ICMS”) that was determined to be unrecoverable, a $0.5 million of accretion expense on reclamation and remediation provision and a $0.4 million of accretion expense on lease liabilities. In addition, interest income decreased by $0.3 million.

The increase in finance and other expenses from the fourth quarter of 2019 is primarily due to the aforementioned $36.8 million of net foreign exchange and derivative instruments losses in the first quarter of 2020 compared with $3.5 million of foreign exchange gains in the fourth quarter of 2019. Additionally, other expenses also increased by $0.1 million primarily due to the expensing of ICMS noted above. These were partially offset by a $1.2 million decrease in finance costs as a result of interest expense noted above.

Tax expense

Income tax recovery for the first quarter of 2020 was $0.3 million compared with an expense of $0.2 million for the same period in 2019.

Adjusted EBITDA

Adjusted EBITDA was $6.4 million in the first quarter of 2020 compared with negative $1.7 million in the first quarter of 2019. The increase reflects a $10.8 million increase in mine operating earnings before non-cash items. This factor was partially offset by a $1.5 million increase in G&A cash expenses, a $0.5 million increase in other costs, a $0.6 million increase in EE&D expenses before non-cash items (such as non-cash share-based compensation and changes in estimates of reclamation provisions), and a $0.1 million increase in Guanajuato care and maintenance costs.

Adjusted EBITDA increased by $11.7 million compared with the fourth quarter of 2019. The increase reflected a $5.8 million increase in mine operating earnings before non-cash items, a $5.4 million decrease in G&A cash expenses, and a $0.6 million decrease in EE&D expenses before non-cash items. These factors were partially offset by a $0.1 million increase in other expenses.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 17

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000’s, except per-share amounts)	Q1 2020	Q4 2019	Q3 2019[3]	Q2 2019[3]	Q1 2019[3]	Q4 2018	Q3 2018	Q2 2018
Revenue	$48,050	$65,679	$71,002	$45,278	$16,694	$13,647	$11,691	$17,077
Production costs	33,802	57,232	51,794	34,550	13,203	11,630	11,024	12,967
Mine operating earnings before non-cash items[1]	14,248	8,447	19,208	10,728	3,491	2,017	667	4,110
Amortization and depletion and share-based compensation	8,278	13,493	11,736	7,826	1,974	811	610	1,207
Mine operating earnings (loss)	5,970	(5,046)	7,472	2,902	1,517	1,206	57	2,903
G&A expenses	3,594	8,983	2,876	3,193	2,505	1,653	1,379	1,702
EE&D expenses	3,495	13,878	2,901	4,488	2,759	3,136	3,341	2,617
Impairment of goodwill	–	–	–	–	38,682	–	–	–
Finance and other income (expense)	(39,148)	(51)	(10,080)	(422)	(2,587)	757	1,112	(912)
Net loss for the period	(40,464)	(28,068)	(9,171)	(5,758)	(48,026)	(3,559)	(3,642)	(2,765)
Basic and diluted earnings (loss) per share	(0.13)	(0.09)	(0.03)	(0.02)	(0.24)	(0.02)	(0.02)	(0.02)
Adjusted net loss [1]	(7,548)	(32,403)	(920)	(8,965)	(4,974)	(4,292)	(3,188)	(2,488)
Adjusted net loss per share [1]	(0.02)	(0.10)	(0.00)	(0.03)	(0.02)	(0.03)	(0.02)	(0.01)
Adjusted EBITDA[1]	6,380	(5,338)	12,909	2,044	(1,698)	(2,638)	(2,968)	137

	Q1 2020	Q4 2019	Q3 2019[3]	Q2 2019[3]	Q1 2019[3]	Q4 2018	Q3 2018	Q2 2018
Tonnes milled[2]	880,162	928,198	813,260	782,568	263,821	89,270	92,920	95,169
Production
Gold (ounces)	28,940	37,089	39,651	33,461	8,293	4,101	4,737	5,492
Silver (ounces)	374,917	423,231	418,032	349,668	338,431	438,152	448,840	479,809
Lead (tonnes)	401	487	539	453	481	474	572	480
Zinc (tonnes)	632	650	689	575	662	661	639	528
Au eq oz	34,725	44,697	47,374	39,922	14,860	11,897	12,789	13,522
Sales
Gold ounces sold	26,807	38,992	43,025	29,850	8,189	4,262	3,623	6,013
Au eq oz sold	32,225	45,625	50,118	35,759	14,244	11,807	10,592	13,634
Cost metrics
Cash cost per gold ounce sold[1]	$1,045	$1,268	$1,014	$950	$868	$777	$1,002	$591
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$1,749	$1,615	$1,310	$1,153	$1,506	$992	$1,367	$860
AISC per gold ounce sold[1]	$1,886	$1,703	$1,377	$1,260	$1,816	$1,385	$1,773	$1,165

[1]	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items, adjusted EBITDA, adjusted net loss and adjusted net loss per share throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

[2]	Excludes purchased ore.
[3]	The quarterly information for 2019 was restated to reflect the adjustments related to the Tucano MRMR that impacted the period from March 5, 2019 to September 30, 2019. Refer to the December 31, 2019 MD&A for further details of the impact.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 18

Trends in revenue over the last eight quarters

Revenue varies based on the metal production level, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, and therefore, there are no meaningful seasonal effects on metal production from the Company’s Mexican operations. In Brazil, the Tucano operation is affected by seasonal weather. During the wet season (normally from January through June), production rates are lower than the dry season (normally July until December). Prior to the Acquisition, the Company’s trend in revenue was mainly impacted by the fluctuation in prices for silver and gold.

Metal production for the quarters presented up to December 31, 2018 was in the 11,800 - 13,500 Au eq oz range until the first quarter of 2019 when the metal production increased due to the addition of Tucano. Metal production for the second and third quarters of 2019 also increased due to the successful commissioning of the supplemental oxygen system at Tucano. Metal production for the fourth quarter of 2019 decreased slightly from the previous two quarters due to the Urucum Central South (“UCS”) pit issue at Tucano, as noted in the Company’s news releases on October 7, 2019 and October 15, 2019, and lower metal production at Topia.

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, rates of metal production, variability in the mineral resource, EE&D activities, and foreign exchange rates, and since the Acquisition, seasonality of production has become a significant factor as discussed above. The Company also incurred significant EE&D expenditures in relation to the Coricancha BSP from the third quarter of 2018 until its completion in the second quarter of 2019, and additional costs associated with the ore processing campaign which commenced in the fourth quarter of 2019. Production costs in Mexico have increased in more recent quarters as a result of higher variability in mineral resources at the GMC, significant one-time charges affecting Topia’s plant costs, personnel restructuring costs and mining contractor rate increases at both the GMC and Topia.

To mitigate its exposure to foreign exchange risk, the Company from time to time enters into forward currency contracts. To the end of the first quarter of 2019, these were primarily for MXN. Commencing the second quarter of 2019, the Company entered into contracts for BRL. Such contracts can result in foreign exchange gains and losses, as these contracts are marked to market at the end of each reporting period. Foreign exchange gains or losses are included in finance and other income. Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

The Company’s exploration, evaluation and development expenditures have been primarily incurred in relation to Coricancha care and maintenance and project expenditures after its acquisition in June 2017 with the exception of the fourth quarter of 2019 when adjustments to Mexican reclamation provisions were recorded in the amount of $9.7 million.

G&A expenditures were fairly consistent over the last eight quarters with the exception of non-recurring G&A charges related to management changes in the fourth quarter of 2019, accruals made for Brazil legal claims, and the inclusion of G&A expenditures of the parent company of Tucano since the Acquisition that are anticipated to be substantially eliminated following the first quarter of 2020.

GUIDANCE AND OUTLOOK

Outlook

Great Panther previously provided production and cost guidance for Tucano and the GMC which remains unchanged. These two operations combined represented approximately 85% of 2019 production on a gold equivalent ounce basis. The Company has not provided guidance for Topia due to the previous decision to suspend tailings deposition at the mine’s Phase II TSF and subsequent Mexican federal government restrictions on non-essential business activities in an effort to limit the spread of COVID 19. This outlook presumes continued operations for Tucano for the balance of 2020 without interruption due to the COVID-19 pandemic and that the GMC returns to production as expected following the lifting of the Mexican federal government restrictions in response to COVID-19 at the end of May.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 19

Great Panther expects to provide Topia operating guidance and Company consolidated production and cost guidance by the end of the second quarter of 2020 subject to the Mexican federal government lifting the aforementioned restrictions as planned.

Great Panther’s 2020 operating guidance for Tucano and the GMC compared with actual 2019 results and first quarter of 2020 results is as follows:

Operating Guidance		Tucano (costs per Au payable oz)			GMC (costs per Ag payable oz) (1)
		Q1 2020 Actual	2020 Guidance	2019 Results (2)	Q1 2020 Actual	2020 Guidance	2019 Results
Gold production	koz	26	120 - 130	106	n/a	n/a	n/a
Gold Eq production	koz	n/a	n/a	n/a	4	14 - 16	19
Silver Eq production	Moz	n/a	n/a	n/a	0.4	1.2 - 1.4	1.5
Cash Cost	$/oz sold	1,032	900 - 1,000	1,118	7.84	9.00 - 10.00	6.74
AISC	$/oz sold	1,739	1,150 - 1,250	1,406	14.21	13.00 - 14.00	13.21
Capex (sustaining)	$M	2.6	6-8	6	-	0-1	0.2
Capex (non-sustaining)	$M	-	-	-	-	-	-
Stripping/Development	$M	12.6	23-27	13	0.6	1-2	1
Exploration (sustaining)	$M	-	-	0.2	0.2	1	1
Exploration (non-sustaining)	$M	6	7	3	0.4	3	1
(1)	Cash cost and AISC are calculated net of by-product credits.
(2)	2019 results for Tucano are reflective of the period under Great Panther ownership beginning March 5, 2019.

Further information on the Company’s 2020 guidance can be obtained by referring to the Outlook section of the Company’s 2019 MD&A dated March 30, 2020.

Topia

Topia accounted for approximately 15% of the Company's 2019 consolidated production on a gold equivalent ounce basis.  Great Panther has operated Topia continuously since 2006, except for brief stoppages for upgrades and permitting.

A new Mineral Resource Estimate for Topia is being developed, which the Company expects to announce by the end of 2020.  This estimate will supersede a prior estimate, which was effective July 31, 2018.  As announced in the news release dated March 9, 2020, the Company previously expected to announce an updated Mineral Resource Estimate for Topia by June 30, 2020; the postponed expected target date reflects the Company's prioritization of exploration programs at the GMC during the first half of 2020.

Coricancha

Coricancha has been on care and maintenance as the Company evaluates conditions for a restart of the mine. The evaluation has included a PEA completed in 2018 and the BSP completed in June 2019. In the fourth quarter of 2019, the Company initiated a limited mining and processing campaign of approximately 25,000 tonnes. These activities were temporarily suspended in accordance with the Peruvian government-mandated restrictions associated with the 15-day National State of Emergency announced on March 16, 2020 in response to the coronavirus respiratory disease, COVID-19, and the effective period was subsequently extended to April 12, 2020 and recently was further extended until May 10, 2020. Once the restrictions are lifted, the Company plans to resume the processing campaign and continue with its evaluation activities.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 20

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000’s)	March 31, 2020	December 31, 2019	Change
Cash and cash equivalents	$38,795	$36,970	$1,825
Net working capital	$(16,244)	$12,815	$(29,059)
Adjusted net working capital[1]	$3,544	$9,361	$(5,817)

Cash and short-term deposits increased by $1.8 million in the first three months of 2020, primarily due to $11.3 million of gross proceeds from the gold doré prepayment facility with Samsung, and $11.8 million of cash provided by operating activities. These contributions to cash were partially offset by capital investments of $16.4 million, including $12.6 million of capitalized stripping costs at Tucano, $1.6 million in principal payments on borrowings, $1.6 million in lease liability payments, and $1.6 million in reductions in cash as a result of foreign currency translation.

Net working capital was negative $16.2 million as at March 31, 2020, a decrease of $29.0 million from the start of the year. The negative net working capital is attributed to the mark-to-market adjustment on the Company’s non-deliverable BRL forward contracts at March 31, 2020. Excluding the effect of the mark-to-market adjustments on the Company’s derivative instruments results in adjusted net working capital of $3.5 million.

Operating activities

For the quarter ended March 31, 2020, cash flows provided by operating activities amounted to $11.8 million, compared with outflows of $8.5 million for the first quarter of 2019. The $20.3 million increase in cash flows was primarily due to an increase in mine operating earnings before non-cash items of $10.8 million, an increase in net working capital of $14.1 million, and a decrease in Beadell acquisition costs as the comparative period reflected $2.6 million of acquisition costs during the due diligence process. These factors were partially offset by an increase in G&A cash expenses of $1.5 million, an increase in interest paid of $0.4 million, an increase in other expenses of $0.5 million, an increase in EE&D cash expenses of $0.6 million, an increase in net realized losses on derivative instruments of $2.4 million, an increase in net realized foreign exchange losses of $1.1 million, an increase in income taxes paid of $0.4 million, an increase in Guanajuato care and maintenance costs of $0.1 million, and a decrease in interest received of $0.2 million.

Investing activities

The Company invests excess cash in short term deposits and similar instruments as part of its routine cash management procedures. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short terms deposits, for the quarter ended March 31, 2020, the Company’s cash outflows during the current quarter included $16.4 million for additions to mineral properties, plant and equipment (including $12.6 million of capitalized stripping costs at Tucano). The Company’s cash inflows for the first quarter of 2019 included $2.7 million of partial repayment on the loan advanced to Beadell before the Acquisition and the $1.4 million cash received upon the Acquisition, partially offset by cash outflows of $4.1 million for additions to plant and equipment (including $3.0 million of capitalized stripping costs at Tucano) and $0.9 million concerning the environmental bond at Coricancha.

[1]	The Company has included the non-GAAP performance measure Adjusted Net Working Capital which is calculated as Net Working Capital, less the fair value of derivative assets and liabilities.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 21

Financing activities

Cash flows from financing activities for the first quarter of 2020 were $8.1 million compared with $0.1 million for the first quarter of 2019. For the first quarter of 2020, the Company received $11.3 million of gross proceeds from the gold doré prepayment facility with Samsung and repaid $1.6 million of borrowings and incurred lease payments of $1.6 million. Cash flows from financing activities in the first quarter of 2019 include $0.5 million in proceeds received from the exercise of stock options offset by the payment of lease liabilities of $0.5 million.

Trends in liquidity and capital resources

As at March 31, 2020, cash and cash equivalents were $38.8 million and non-cash working capital totalled negative $16.2 million. In addition to its cash and other net working capital at December 31, 2019, the Company completed an $11.3 million gold doré prepayment facility with Samsung in February 2020, and completed an increase in its credit facilities with Banco Bradesco in Brazil in March 2020 which consists of a $10.0 million term loan at a 3.7% interest rate and a requirement to retain cash collateral of $7.5 million, which are presented net in the financial statements within Borrowings. The Company expects to generate positive cash flows from its mining operations in 2020 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the US dollar. This also assumes no further significant disruptions to production related to government measures to reduce the spread of COVID-19, such as the temporary measures affecting Mexico and Peru and possible measures affecting the Tucano mine discussed in this MD&A. The Company may raise additional debt or equity over the next twelve months to improve working capital, fund planned capital investments and exploration programs for its operating mines and meet scheduled debt repayment obligations.

As previously discussed under Results of Operations, the Company has entered into forward currency contracts to reduce its exposure to the fluctuation in BRL to USD exchange rates. These contracts are settled in cash at each maturity date for an amount equal to the difference between the spot market exchange rate on the settlement date and the contract rate multiplied by the contractual notional amount. As at March 31, 2020 the fair value of these contracts is negative $20.5 million. Further weakening of the BRL from March 31, 2020 will increase the amount ultimately paid by the Company on the maturity of each contract to February 2021. Likewise, a strengthening of the BRL would decrease the obligation.

Additional capital may be needed in the event the Company determines it will undertake other projects that are currently not part of its plans and guidance. Sources of capital include the At-The-Market Facility entered into by the Company in July 2019 (“ATM Facility”) and accessing the private and public capital markets for debt and equity over the next twelve months. Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and/or the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital, and the inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program, and other discretionary expenditures.

To date, the Company has not issued any shares under the ATM Facility. In the third quarter of 2019, the Company completed a bought deal financing for gross proceeds of $17.3 million, and entered into an ATM Agreement under which it can sell common shares equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25.0 million. Additionally, in the fourth quarter of 2019, the Company entered into a $10.0 million promissory note agreement with IXM.

The Company has also been actively pursuing refunds on its Brazil Program of Social Integration (“PIS”) and Contribution for the Financing of Social Security (“COFINS”) federal input tax receivables and has been successful in decreasing these receivables.

Of the $38.8 million of current borrowings at March 31, 2020, $1.9 million was repaid subsequent to the end of the quarter, and there are approximately $29.0 million of remaining repayments due in 2020.

The Company completed the acquisition of Tucano in March 2019, which resulted in significant growth in the business. Over the next twelve months, the Company expects to focus on continued Tucano optimization and exploration. In Mexico, a key focus will be the evaluation of the Topia Phase II TSF, other alternatives to store tailings, the permitting of Topia Phase III TSF, the exploration program at Guanajuato, and overall improvement of the performance of the Mexican operations. In Peru, the Company will be further evaluating the potential for a restart of Coricancha. Although the Company does not have any immediate plans to pursue further acquisitions, this may change and result in the need for additional capital.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 22

The Company’s operating cash flows are very sensitive to the prices of gold and silver, and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average gold and silver prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$39	$37	$2	$–	$–
Drilling services	730	730	–	–	–
Equipment purchases	1,380	1,380	–	–	–
Debt obligations	50,419	38,784	11,635	–	–
Capital lease obligations	12,997	4,456	8,541	–	–
Other financial obligations	43,311	39,707	3,604	–	–
Reclamation and remediation (undiscounted)	64,380	2,491	7,974	21,535	32,380
Total	$173,256	$87,585	$31,756	$21,535	$32,380

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar N.V. (the “Vendor”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha, including certain reclamation and remediation obligations noted in the table above. As at March 31, 2020, the Company’s consolidated financial statements reflected a reimbursement right in the amount of $9.4 million in respect of these reclamation and remediation obligations that will be recoverable from the Vendor when these expenditures are incurred. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendor in respect of reclamation and remediation costs incurred by the Company at Coricancha.

Under the Coricancha Acquisition Agreement, the Vendor also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at March 31, 2020, the Company had recorded a reimbursement right in the amount of $1.9 million in respect of certain fines and sanctions, and legal claims that will be recoverable from the Vendor upon the conclusion of these claims.

Pursuant to the acquisition of Coricancha on June 30, 2017, the Vendor agreed to maintain a remediation bond in the amount of $9.7 million for Coricancha until at least June 30, 2020. Should the Company make a decision to permanently close Coricancha prior to June 30, 2020, the bond will be used to pay for remediation costs and obligations. If the Company has not made a decision to permanently close Coricancha by June 30, 2020, the Company will assume the obligation to maintain the required bond in the amount $9.7 million and shall release Nyrstar from these obligations. The funding of the required bond is not included in Contractual Obligations table and would require the Company to source funding to meet this additional obligation.

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 23

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Actual results may differ from these estimates.

Refer to note 4 of the 2019 annual audited consolidated financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the new IFRS 3 - Business Combinations accounting standard effective January 1, 2020. The adoption of this standard did not have a material impact on the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020.

NEW ACCOUNTING STANDARDS

There are no new accounting standards that had a material impact on the Company’s consolidated financial statements for the three months ending March 31, 2020.

FINANCIAL INSTRUMENTS

(000’s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$38,795	Amortized cost	Credit, currency, interest rate
Marketable securities	$1	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$1,627	Amortized cost	Credit, commodity price
Derivative assets	$701	Fair value through profit or loss	Credit, currency, interest rate
Restricted cash	$1,026	Amortized cost	Credit, currency, interest rate
Trade payables and accrued liabilities	$39,707	Amortized cost	Currency, liquidity
Derivative liabilities	$20,489	Fair value through profit or loss	Credit, currency, interest rate
Borrowings	$50,419	Amortized cost	Currency, liquidity, interest rate

The Company may be exposed to risks of varying degrees of significance from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 20 of the annual audited consolidated financial statements for the year ended December 31, 2019.

[1]	As at March 31, 2020.
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 24

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 312,392,364 common shares issued and outstanding.  There were 13,955,531 options, 2,573,117 restricted share units, 1,738,100 performance-based restricted share units, 2,879,550 deferred share units and 9,749,727 share purchase warrants outstanding.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non- cash items, EBITDA, adjusted EBITDA, adjusted net loss, adjusted net loss per share and adjusted net working capital each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s procedures may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

(000’s)	Q1 2020	Q1 2019
Net loss for the period	$(40,464)	$(48,026)
Income tax expense (recovery)	(32)	242
Interest income	(105)	(414)
Finance costs	1,625	937
Amortization of mineral properties, plant and equipment	8,343	1,998
EBITDA	$(30,633)	$(45,263)
Business acquisition costs	–	2,620
Foreign exchange and derivative instruments losses	36,813	1,718
Share-based compensation	176	563
Impairment of goodwill	–	38,682
Change in reclamation and remediation provision recorded in EE&D	24	(18)
Adjusted EBITDA	$6,380	$(1,698)

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 25

Adjusted Net Loss and Adjusted Net Loss Per Share

The Company uses adjusted net loss and adjusted net loss per share to supplement information in its consolidated financial statements. The Company excludes the following from net earnings to provide a measure which allows the Company to evaluate the operating results of the underlying core operations: i) share-based compensation, ii) unrealized loss on derivative instruments, iii) unrealized foreign exchange loss, iv) business acquisition costs and v) impairment of goodwill.

(000’s)	Q1 2020	Q1 2019
Net loss for the period	$(40,464)	$(48,026)
Adjusted for the following items:
Impairment of goodwill	–	38,682
Business acquisition costs	–	2,620
Unrealized loss on derivative instruments	23,611	–
Unrealized foreign exchange loss	9,129	1,187
Share-based compensation	176	563
Adjusted net loss	$(7,548)	$(4,974)
Weighted average number of shares (000’s)	311,948	200,690
Adjusted net loss per share	$(0.02)	$(0.02)

Adjusted net working capital

Adjusted net working capital provides a measure of financial condition to supplement information in its consolidated financial statements. The Company excludes unrealized gain/losses on derivative instruments from adjusted net working capital.

(000’s)	Q1 2020	Q4 2019
Current assets	$93,292	$105,341
Current liabilities	(109,536)	(92,526)
Net working capital	(16,244)	12,815
Adjusted for the following items:
Derivative assets	(701)	(3,454)
Derivative liabilities	20,489	–
Adjusted net working capital	$3,544	$9,361

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share based compensation, and amortization. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on total production costs on a sales basis, adjusted for changes in inventory and selling costs, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of its operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 26

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended March 31, 2020, and 2019:

	Tucano		GMC		Topia
(000’s, unless otherwise noted)	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019
Production costs (sales basis)	$24,974	$4,370	$4,763	$4,817	$4,065	$4,016
Change in concentrate inventory	–	–	(124)	(23)	(159)	348
Selling costs	–	–	(58)	(63)	(192)	(201)
Production costs (production basis)	$24,974	$4,370	$4,581	4,731	$3,714	4,163
Tonnes milled, including custom milling	811,197	194,167	49,607	49,422	19,359	20,232
Cost per tonne milled	$31	$23	$92	$96	$192	$206

Cash cost per gold ounce sold

The Company uses cash cost to manage and evaluate operating performance at each of its mines. It is a widely- reported measure in the precious metals mining industry as a benchmark for performance but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability, even during times of declining commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure. Consequently, it is a relevant metric to use to understand the Company’s operating profitability and its ability to generate positive cash flow.

Great Panther’s primary business is gold and silver production. The Company’s focus is on maximizing returns from gold production at Tucano, and silver production at the GMC and Topia, and other metal production associated with the silver production process. As gold is the primary metal produced by value since the addition of Tucano, silver, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-GAAP cost performance measures are disclosed on a per payable gold ounce basis. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits from silver, zinc and lead sales that are associated with the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost reported for the same period due to differences between production and sales volumes.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 27

The following table reconciles cash cost per gold ounce sold to production costs for the three months ended March 31, 2020, and 2019:

(000’s, unless otherwise noted)	Tucano		Mexico		Consolidated
	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019
Production costs (sales basis)	$24,974	$4,370	$8,828	$8,833	$33,802	$13,203
Smelting and refining charges	18	14	1,265	706	1,283	720
Revenue from custom milling	–	–	(34)	–	(34)	–
Cash operating costs	24,992	4,384	10,059	9,539	35,051	$13,923
Gross by-product revenue
Silver by-product revenue	(56)	–	(5,467)	(4,483)	(5,523)	(4,483)
Lead by-product revenue	–	–	(668)	(785)	(668)	(785)
Zinc by-product revenue	–	–	(844)	(1,548)	(844)	(1,548)
Cash operating costs, net of by-product revenue	$24,936	$4,384	$3,080	$2,723	$28,016	$7,107
Gold ounces sold	24,163	5,314	2,644	2,875	26,807	8,189
Cash cost per gold ounce sold	$1,032	$825	$1,165	$947	$1,045	$868

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 28

Cash cost per payable silver ounce

Although the Company’s primary metal produced by value is now gold subsequent to the Acquisition, the Company still uses cash cost per payable silver ounce to manage and evaluate operating performance at its Mexican operating mines, the GMC and Topia, as silver continues to represent a significant portion of the production at these two mines. The Company is therefore continuing to provide the following table that reconciles cash cost per payable silver ounce to production costs for the three months ended March 31, 2020, and 2019:

(000’s, unless otherwise noted)	GMC		Topia
	Q1 2020	Q1 2019	Q1 2020	Q1 2019
Production costs (sales basis)	$4,763	$4,817	$4,065	$4,016
Smelting and refining charges	437	241	828	465
Revenue from custom milling	–	–	(34)	–
Cash operating costs	5,200	5,058	4,859	4,481
Gross by-product revenue
Gold by-product revenue	(3,906)	(3,380)	(362)	(338)
Lead by-product revenue	–	–	(668)	(785)
Zinc by-product revenue	–	–	(844)	(1,549)
Cash operating costs, net of by-product revenue	$1,294	$1,678	$2,985	$1,809
Payable silver ounces sold	164,974	130,829	191,747	172,247
Cash cost per payable silver ounce	$7.84	$12.83	$15.57	$10.50

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 29

All-in sustaining cost (AISC) per gold ounce sold

AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of gold at its operations as this measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation, lease liability payments, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Management believes that AISC represents the total sustainable costs of producing silver from current operations and provides additional information on the Company’s operational performance and ability to generate cash flows.

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold for the three months ended March 31, 2020, and 2019:

	Tucano		Mexico		Corporate		Consolidated
(000’s, unless otherwise noted)	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019
Cash operating costs, net of by-product revenue[1]	$24,936	$4,384	$3,080	$2,723	$–	$–	$28,016	$7,107
G&A costs	–	–	–	–	3,379	1,896	3,379	1,896
Lease liability payments	1,564	380	11	10	58	59	1,633	449
Share-based compensation	–	–	–	–	176	563	176	563
Accretion	299	139	61	34	–	9	360	182
Sustaining EE&D costs	327	–	805	801	63	9	1,195	810
Stripping costs	12,605	2,982	–	–	–	–	12,605	2,982
Sustaining capital expenditures	2,613	204	358	528	–	–	2,971	732
Care and maintenance costs	–	–	229	148	–	–	229	148
All-in sustaining costs	$42,344	$8,089	$4,544	$4,244	$3,676	$2,536	$50,564	$14,869
Gold ounces sold	24,163	5,314	2,644	2,875	n/a	n/a	26,807	8,189
AISC per gold ounce sold	$1,752	$1,522	$1,719	$1,476	n/a	n/a	$1,886	$1,816

[1]	Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 30

AISC per payable silver ounce

As noted above, although the Company’s primary metal produced by value is now gold subsequent to the Acquisition, the Company still believes metrics on a silver basis is meaningful to manage and evaluate operating performance at its Mexican operating mines, the GMC and Topia, as silver continues to represent a significant portion of the production at these two mines. The Company is, therefore, continuing to provide the following table that reconciles cash operating costs, net of by-product revenue, to AISC per payable silver ounce for the three months ended March 31, 2020, and 2019:

(000’s, unless otherwise noted)	GMC		Topia
	Q1 2020	Q1 2019	Q1 2020	Q1 2019
Cash operating costs, net of by-product revenue[1]	$1,294	$1,678	$2,985	$1,809
Lease liability payments	–	–	11	10
Accretion	38	16	23	18
Sustaining EE&D costs	741	722	64	79
Sustaining capital expenditures	42	43	316	485
Care and maintenance costs	229	148	–	–
All-in sustaining costs	$2,344	$2,607	$3,399	$2,401
Payable silver ounces sold	164,974	130,829	191,747	172,247
AISC per payable silver ounce	$14.21	$19.93	$17.73	$13.94

AISC per gold ounce sold, excluding corporate G&A expenditures

AISC excluding corporate G&A expenditures reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold, excluding corporate G&A expenditures for the three months ended March 31, 2020 and 2019:

[1]	Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 31

	Tucano		Mexico		Consolidated
(000’s, unless otherwise noted)	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019
Cash operating costs, net of by-product revenue[1]	$24,936	$4,384	$3,080	$2,723	$28,016	$7,107
Lease liability payments	1,564	380	11	10	1,575	390
Accretion	299	139	61	34	360	173
Sustaining EE&D costs	327	–	805	801	1,132	801
Stripping costs	12,605	2,982	–	–	12,605	2,982
Sustaining capital expenditures	2,613	204	358	528	2,971	732
Care and maintenance costs	–	–	229	148	229	148
All-in sustaining costs	$42,344	$8,089	$4,544	$4,244	$46,888	$12,333
Gold ounces sold	24,163	5,314	2,644	2,875	26,807	8,189
AISC per gold ounce sold, excluding corporate G&A expenditures	$1,752	$1,522	$1,719	$1,476	$1,749	$1,506

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended March 31, 2020, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended March 31, 2020 that have materially affected or are reasonably likely to affect the Company’s disclosure controls and procedures.

TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Robert Brown, P. Eng. (consultant to the Company), Neil Hepworth, M.Sc., C. Eng., the Company’s Chief Operating Officer and Fernando Cornejo, M. Eng., P. Eng., the Company’s Vice President of Operations, Brazil, each of whom is a Qualified Person, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").

For more detailed information regarding the Company’s material mineral properties as at December 31, 2019 and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 30, 2020, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

[1]	Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 32

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Guidance and Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and or incorporated by reference to the annual audited consolidated financial statements for the year ended December 31, 2019, that may constitute forward-looking statements are:

Regarding Tucano:

•	Expectations regarding the results of the geotechnical review of UCS and the Company’s plans for continued mining at UCS;
•	Expectations regarding the production profile for Tucano and its ability to meet the production guidance for 2020;
•	Expectations regarding Tucano’s exploration potential;
•	Expectations regarding Tucano’s near-mine and regional exploration programs and ability to discover new resources, and or convert resources to reserves;
•	Expectations of significant exploration potential, including regional, and multiple in-mine and near-mine opportunities with the potential to extend the mine life;
•	Expectations regarding the potential for an underground mine and possible plans to complete a feasibility study; and
•	Expectations regarding cost reductions that may be achieved in 2020.

Regarding the GMC:

•	Expectations that the Company will maintain operations while it continues to compile and submit technical information to the Comisión Nacional del Agua (“CONAGUA”), and while the Company awaits CONAGUA’s review of such information;
•	Expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC for at least 1.5 years from January 1, 2020;
•	Expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course and on favourable terms, with no suspension of the GMC operations;
•	Expectations that additional economic resources are identified at the GMC; and
•	Expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC.
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 33

Regarding Topia:

•	Expectations regarding the receipt of a permit for the Topia Phase III tailings facility and the Company’s ability to find alternatives to store tailings until Phase III is permitted (or recommencement of tailings deposition at Phase II) and to continue operations at Topia; and
•	Expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente (“PROFEPA”) by January 2021, and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

Regarding Coricancha:

•	The expectation that pending proposals for modification of an approved closure plan will conclude with the approval of the Ministry of Energy and Mines (“MEM”), which may also resolve any related fines or penalties;
•	Expectations regarding the availability of funds to restart production and the ability to restart a commercially viable mine;
•	Expectations regarding the costs to restart Coricancha;
•	Expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP;
•	Expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations;
•	Opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the PEA; and
•	Expectations regarding the reclamation process.

Regarding general corporate matters:

•	Guidance provided in the Guidance and Outlook section of this MD&A, such as production, cash cost, AISC, capital expenditures and other expenditures for 2020 in respect of the individual mines;
•	Expectations that along with its cash flows generated from mining activities, and its current cash and other net working capital, including cash raised from equity and debt financing and the ATM Facility, that it will have sufficient capital resources in the next twelve months to fund capital investments and projects and to repay indebtedness;
•	Expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of the Mexican federal government order to cease mining operations in Mexico as a result of the COVID-19 pandemic;
•	Estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;
•	Expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect the Company’s estimates or mineral reserves and mineral resources or its future mining plans;
•	Expectations regarding future debt or equity financings, including any sales under the Company’s existing ATM Facility;
•	Expectations regarding access to additional capital to fund additional expansion or development plans and general working capital needs;
•	Expectations in respect of permitting and development activities; and
•	Expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect the Company’s estimates or mineral reserves and mineral resources or its future mining plans;
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 34

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the assumptions underlying the Company’s Guidance and Outlook continuing to be accurate; the accuracy of the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner, including the permit for the Phase III Topia TSF; the Topia Phase II TSF can be remediated as planned; the Company’s ability to comply with environmental, health and safety laws; management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company; the Company’s inability to meet its production forecasts or to generate the anticipated cash flows from operations in 2020 could result in the Company’s inability to meet its scheduled debt payments when due; management’s estimates regarding the carrying value of the its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss; the accuracy of the information included or implied in the various published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates and gold doré); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating cost and expenses, the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

•	the impact of the COVID-19 pandemic on the Company’s ability to operate as anticipated;
•	the Company’s inability to meet its production forecasts or to generate the anticipated cash flows from operations in 2020 could result in the Company’s inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;
•	the inherent risk that estimates of mineral reserves and resources may not be accurate and accordingly that mine production will not be as estimated or predicted;
•	gold, silver and base metal prices may decline or may be less than forecasted;
•	fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations;
•	operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability;
•	planned exploration activities may not result in conversion of existing mineral resources into mineral reserves or discovery of new mineral resources;
•	potential political and social risks involving Great Panther’s operations in a foreign jurisdiction;
•	the potential for unexpected costs and expenses;
•	employee relations;
•	relationships with, and claims by, local communities and indigenous populations;
•	the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner;
•	changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining;
•	the inability to remediate the UCS pit at Tucano and to resume deposition of tailings at the Topia Phase II TSF as planned;
•	diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined;
•	acts of foreign governments;
•	political risk;
•	labour or social unrest;
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 35

•	uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects;
•	unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;
•	failure of counterparties to perform their contractual obligations;
•	uncertainty of Mineral Resource estimates;
•	the Company’s operating expenses for the Tucano will reflect the costs of its BRL/USD foreign exchange contracts;
•	deterioration of general economic conditions;
•	the Company’s ability to operate as anticipated; and
•	the Company’s ability to appropriately capitalize and finance its operations,

and other risks and uncertainties, including those described in respect of Great Panther in its Annual Information Form (“AIF”) for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled "Description of the Business - Risk Factors" in the most recent Form 40-F/AIF for the Company’s year ended December 31, 2019 on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 36

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”) following a transition period. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 37